May 22, 2013 - via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0306

Re:    DENTSPLY International Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 20, 2013
File No. 000-16211

Dear Mr. Cascio,

By letter dated May 8, 2013, the Staff has requested additional information from DENTSPLY International Inc. related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff's comments. We have keyed our responses to the Staff's comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International Inc. acknowledges that:

•	DENTSPLY International Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DENTSPLY International Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4605 or at the address below with any additional comments you have related to subject filings.

Sincerely,

/s/ Christopher T. Clark
Christopher T. Clark
DENTSPLY International Inc.
President and CFO
221 W. Philadelphia Street
York, PA 17405-0872
(717) 849-4605

Form 10-K for the Fiscal Year ended December 31, 2012
General

1.
You disclose on pages 12 and 101 that in 2012, you received a subpoena from OFAC related to export control and economic sanctions regulations, and that you also voluntarily contacted OFAC and BIS regarding compliance issues identified in connection with your ongoing review. Your Form 10-K does not describe the activities to which the subpoena related or the countries to which they pertain. Cuba, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe any materials, products, equipment, components, technology, services, information, or support that you have provided or intend to provide to Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Response:
As disclosed in the Company's Form 10-K for the fiscal year ended December 31, 2012 ("Form 10-K"), the Company received subpoenas in 2012 from the United States Attorney's Office for the Southern District of Indiana (the "USAO") and from the Office of Foreign Assets Control (“OFAC”) of the Department of the Treasury related to compliance with export controls and economic sanctions regulations by certain of its subsidiaries, specifically with regard to unlicensed sales to Iran. In preparing its response to these subpoenas, the Company undertook an internal review to fully investigate any potentially unlicensed sales to Iran within the preceding five years and voluntarily expanded its review to cover any unlicensed sales to Syria during the same period. As a result of this review, the Company determined that certain of its subsidiaries appear to have made unlicensed sales of professional dental products, primarily dental porcelain, preventive and restorative products, to customers located in Iran and Syria and to distributors that the Company believes subsequently transshipped products to Iran and Syria. The amounts of such sales represent significantly less than one-tenth of one percent of the Company's sales in each of the past three years.
The Company's subsidiaries no longer engage in the foregoing sales activities. In addition, the Company has enhanced its compliance program by requiring additional training on export controls and regulations and augmenting its existing policies and procedures to cover relationships with third parties. Consequently, the Company does not anticipate that the Company or any of its subsidiaries will conduct business or have any future contacts with Iran or Syria except in accordance with U.S. law.
Based on the review referenced above, neither the Company nor any of its subsidiaries has had any direct or indirect contacts with the governments of Iran or Syria or with entities controlled by those governments, and no such contacts are anticipated. In addition, to the Company's knowledge, neither the Company nor any of its subsidiaries has had or will have direct or indirect contacts with Cuba or Sudan.

2.
Please discuss for us the materiality of any contacts with Cuba, Sudan, and/or Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Response:
The Company believes that its past and now-discontinued sales to Iran and Syria by certain of the Company's subsidiaries, and any risks associated with these sales, are not material in either a quantitative or qualitative sense. Based upon available information, all of the sales that were or may have been shipped into Iran and Syria involved products from the Company's standard line of products (primarily dental porcelain, preventive and restorative products as described above), and the total value of the sales from each of the past three fiscal years represented significantly less than one-tenth of one percent of the Company's revenue from each respective period. The discontinuance of these sales is not material to the Company's ongoing operations.
The Company believes that its disclosures provide a reasonable investor with the necessary information to make an informed investment decision, including the potential impact of the Company's corporate activities on its reputation and share value. For example, the Form 10-K discloses that the Company is subject to risks associated with failing to comply with laws, regulations and orders that could result in civil or criminal penalties and other liabilities, as well as discloses material developments related to the matters involving the USAO, OFAC, and/or BIS. In addition, the Company intends to disclose in its future filings, if appropriate, any further material developments in, and any material risks associated with, the matters involving those agencies.
The Company believes that there has been no material risk of harm to its reputation or to the share price of its common stock as a result of the product sales to Iran and Syria. In addition, the Company has taken steps to prevent any further unlicensed sales by its subsidiaries, directly or indirectly, to Iran and Syria, and the Company has recently implemented and is enforcing a new compliance program to provide reasonable assurance that such sales do not inadvertently recur.
Based on the relatively small amount of revenue involved, the Company's compliance efforts, and its intentions to avoid conducting business in Iran and Syria except as may be authorized by U.S. law, the Company does not believe that its past contacts with Iran and Syria constitute a material investment risk for its shareholders.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 25

3.
We see that throughout MD&A, you attribute fluctuations in net sales to changes in “product mix”, increases /decrease in demand for products. In future filings please include sufficient disclosures about the specific reasons for fluctuations in net sales and, to the extent material to an understanding of your financial statements and other disclosure, an analysis of any trends or changes in demand in certain geographic locations. Consider disclosing whether these changes represent any known trends or uncertainties that could have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

Response:

With respect to describing fluctuations in net sales, the Company's practice has been to discuss internal growth (defined as sales growth, excluding precious metal content, without the impact of acquisition/divestiture activity and the impact of changes in foreign currency exchange rates) for major geographic regions which we define as the United States (3.6% internal growth for the year ended December 31, 2012), Europe (2.6% internal growth for the year ended December 31, 2012), and All Other Regions (7.2% internal growth for the year ended December 31, 2012). Internal sales growth will be impacted by a number of factors that influence demand for our products, including global and regional economic conditions, new products, and competition. DENTSPLY has a very broad product portfolio encompassing more than 150,000 individual products, which are grouped in a broad array of product lines and sold in more than 120 countries. Given the breadth of this geographic and product line portfolio, changes in individual product lines or geographies are generally not significant in isolation.
With respect to the impact of mix on income from continuing operations, key contributing factors include pricing, product or acquisition mix, geographic mix, and changes in foreign currency exchange rates that impact transactions between internal manufacturing and selling locations. Given the breadth of the product offering and the multiple geographies served (as described above), as well as the impact of changes in foreign currency exchange rates that impact transactions between locations, changes in individual product lines, geographies or transactional foreign exchange impacts are generally not significant in isolation, and generally no individual factor is significant to warrant separate disclosure.
There are exceptions to this general rule, where one of these factors has a meaningful impact on net sales or income from continuing operations, and in those cases the Company has disclosed the factor that contributes to the trend. An example of this can be seen in the first quarter of 2013, where a decrease in sales of dental implants in Germany impacted internal growth in Europe and overall gross profit, which was disclosed in the Company's Form 10-Q filed on May 9, 2013. In addition, given the meaningful impact that the March 2011 natural disaster in Japan, and subsequent recovery, had on the Company's orthodontics and Japanese businesses, the Company made comments in each of its Form 10-Q filings and its Form 10-K filing in 2012 regarding the impact on internal growth and earnings per share.
Consistent with the Staff's comment, the Company will continue to make these disclosures where applicable and meaningful, consistent with Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.
Net income attributable to DENTSPLY International

4.
We see that you provide the non-GAAP measure “adjusted non-US GAAP earnings.” While we note the statement that you believe the presentation provides important information to management and investors, in future filings, please also disclose the reasons why management believes that the non-GAAP measure provides useful information. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:
The Company will review Item 10(e)(1)(i)(C) of Regulation S-K and in future filings will also disclose the reasons why management believes that the non-GAAP measure provides useful information. Please see the response to Comment #5 below for the proposed revised disclosure the Company will use in future filings. The underlined sections in response #5 below represent the new wording to comply with the Staff's request.

5.
As a related matter, in future filings please include a discussion of the nature of the adjustments and the basis for excluding those particular costs from net income attributable to DENSPLY International.

Response:
In future filings, the Company will enhance disclosures on why certain items of cost and income are excluded from net income attributable to DENTSPLY International. Please see the following proposed revised disclosure which includes the Company's additional disclosures to comply with the Staff's request in both Comment #4 and #5 (underlined sections are new additions to disclosure):
Net Income attributable to DENTSPLY International
In addition to the results reported in accordance with US GAAP, the Company provides adjusted net income attributable to DENTSPLY International and adjusted earnings per diluted common share. The Company discloses adjusted net income attributable to DENTSPLY International to allow investors to evaluate the performance of the Company's operations exclusive of certain items that impact the comparability of results from period to period and certain large non-cash charges related to purchased intangible assets. The Company believes that this information is helpful in understanding underlying operating trends and cash flow generation. The adjusted net income attributable to DENTSPLY International consists of net income attributable to DENTSPLY International adjusted to exclude the impact of the following;
(1) Acquisition related costs. These adjustments include costs related to integrating recently acquired businesses and specific costs related to the consummation of the acquisition process. These costs are irregular in timing and as such may not be indicative of past and future performance of the Company and are therefore excluded to allow investors to better understand underlying operating trends.
(2) Restructuring and other costs, including legal settlements. These adjustments include both costs and income that are irregular in timing, amount and impact to the Company's financial performance. As such, these items may not be indicative of past and future performance of the Company and are therefore excluded for the purpose of understanding underlying operating trends.
(3) Amortization of purchased intangible assets. This adjustment excludes the periodic amortization expense related to purchased intangible assets. Following a significant acquisition in 2011, the Company began recording large non-cash charges related to the values attributed to purchased intangible assets. These charges have been excluded from adjusted net income attributed to DENTSPLY International to allow investors to evaluate and understand operating trends excluding these large non-cash charges.
(4) Income related to credit risk and fair value adjustments. These adjustments include both the cost and income impacts of adjustments in certain assets and liabilities that are recorded through net income which are due solely to the changes in fair value and credit risk. These items can be variable and driven more by market conditions than the Company's operating performance. As such, these items may not be indicative of past and future performance of the Company and therefore are excluded for comparability purposes.
(5) Certain fair value adjustments at an unconsolidated affiliated company. This adjustment represents the fair value adjustment of the unconsolidated affiliated company's convertible debt instrument held by the Company. The affiliate is accounted for under the equity method of accounting. The fair value adjustment is driven by open market pricing of the affiliate's equity instruments, which has a high degree of variability and may not be indictive of the operating performance of the affiliate or the Company.
(6) Income tax related adjustments. These adjustments include both income tax expenses and income tax benefits that are representative of income tax adjustments mostly related to prior periods, as well as the final settlement of income tax audits. These adjustments are irregular in timing and amount and may significantly impact the Company's operating performance. As such, these items may not be indicative of past and future performance of the Company and therefore are excluded for comparability purposes.
Adjusted earnings per diluted common share is calculated by dividing adjusted net income attributable to DENTSPLY International by diluted weighted-average common shares outstanding. Adjusted net income attributable to DENTSPLY International and adjusted earnings per diluted common share are considered measures not calculated in accordance with US GAAP, and therefore are non-US GAAP measures. These non-

US GAAP measures may differ from other companies. Income tax related adjustments may include the impact to adjust the interim effective income tax rate to the expected annual effective tax rate. The non-US GAAP financial information should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with US GAAP.
Liquidity and Capital Resources, page 39

6.
In your April 21, 2011 response to our prior comment letter, you stated that you believe that providing enhanced liquidity disclosures discussing the ability, inability, and/or limitations of the Company to access cash and investments held by foreign subsidiaries to fund domestic operations would be beneficial. You agreed that in future filings you would revise the Liquidity and Capital Resources section of Management's Discussion and Analysis to include additional disclosures discussing investments held by foreign subsidiaries that may not be presently available to fund domestic operations due to significant taxes being required upon their repatriation and how cash needs across your businesses are met. Please tell us why you did not include enhanced disclosure related to cash and investments held by foreign subsidiaries, including disclosure of the amount of cash and cash equivalents and liquid investments held by your foreign subsidiaries at December 31, 2012 and a discussion of any amounts that would not be available for use in the U.S. without incurring U.S taxes, in your subsequently filed periodic reports.

Response:
The Company removed the disclosure from the 2012 Form 10-K in part due to the significant reduction in foreign cash resulting from the acquisition of Astra Tech in August 2011. However, in response to the Staff's comment, the Company has added the information below in its quarterly filing on May 9, 2013. In future filings, the Company will provide this disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis.
At March 31, 2013, the majority of the Company's cash and cash equivalents were held outside of the United States. Most of these balances could be repatriated to the United States, however, under current law, would potentially be subject to U.S. federal income tax, less applicable foreign tax credits. Historically, the Company has generated more than sufficient operating cash flows in the United States to fund domestic operations. Further, the Company expects on an ongoing basis, to be able to finance domestic and international cash requirements, including capital expenditures, stock repurchases, debt service, operating leases and potential future acquisitions, from the funds generated from operations and amounts available under its existing credit facilities. The Company intends to finance the current portion of long-term debt due in 2013 utilizing available commercial paper and the revolving credit facilities.
Consolidated Financial Statements
Note 12. Income Taxes, page 79

7.
Please tell us the nature of the 26.5% adjustment to the statutory U.S. federal income tax rate due to “foreign outside basis differences. In addition, in future filings please include footnote disclosure explaining the nature of any significant reconciling items, as required by FASB ASC 740-10-50-12.

Response:
During Q4 2012, the Company determined that a deferred tax asset related to an excess tax-over-book basis in the stock of a foreign subsidiary (outside basis difference) should be recognized in accordance with ASC 740-30-25-9 as it became apparent that the basis difference will reverse in the foreseeable future. The outside basis difference is expected to reverse and result in a worthless stock deduction on the 2013 US federal tax return. The stock basis deduction has been agreed to by the Internal Revenue Service pursuant to a private letter ruling (PLR-128218-12). In addition, in future filings, the Company will include footnote disclosure explaining the nature of any significant reconciling items, as required by FASB ASC 740-10-50-12.